Filed by TCF Financial Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TCF Financial Corporation

SEC File No.: 001-10253

Date: January 28, 2019

 Inside January 2019 tcf FOR TCF TEAM MEMBERS ONLY Announcing a Transformational Merger of Equals Between TCF and Chemical Financial Corporation to Create a Premier Midwest Bank Today, we announced a merger of equals between TCF and Chemical Financial Corporation of Michigan that will create the premier Midwest bank with top-10 market share in the region. This partnership will bring together two complementary businesses with shared vision and values that will create opportunities for our shareholders, customers and team members. The combined company will have approximately $44 billion in assets, more than 500 branch locations in nine states and strong capabilities in specialty lending, commercial banking, mortgages and wealth management. This scale will enable us to deliver more products, services and expertise to our customers and improve our competitive position. Why we agreed to merge with Chemical We believe TCF and Chemical are an ideal fit. As one company, we will accelerate growth at a pace that would not be possible on our own. We will be well-positioned to compete as experts and win in a rapidly changing and increasingly competitive banking industry. There are several reaons why the combination of our two companies makes sense: • First, we will achieve enhanced scale and capabilities. We will be strategically positioned to capitalize on market opportunities and better serve customers in key markets throughout the largest, most attractive markets in the Midwest. Together, the companies will have the scale to better invest, compete and outperform by leveraging leading market positions and complementary products. • Second, it accelerates our strategic evolution. We have complementary operations with limited operational intersection from each bank and this will broaden the opportunities to capture greater market share and create more options for our growth strategies. • Third, we will achieve a more balanced deposit mix and loan portfolio. The combination creates better balance in both the deposit mix and the loan portfolio credit concentrations. • And finally, both companies share a deep commitment to serving their communities and giving back through volunteerism and philanthropy. We believe our values and cultures align well to create an outstanding bank that provides opportunities for career growth as well as for us to recruit and retain top talent. What happens to TCF and leadership of the new company We will keep the TCF brand and colors and go to market with a single identity. I will be CEO of the new TCF and Gary Torgow, currently chairman of Chemical Financial Corporation, will be executive chairman of the new company. We will have an official headquarters address in Detroit more

For internal TCF use only. Not for distribution. and we will maintain significant presence in Minneapolis, Midland, Michigan, and Chicago. The Board of Directors will be a 50/50 split and Vance Opperman, currently lead director of TCF’s Board of Directors, will continue in the same role for the new company. Over the next several weeks and months, we will form an integration team made up of leaders of both companies to map out a thoughtful and comprehensive plan to combine the two organizations. During this time, we will make additional decisions and announcements about leadership roles in the new organization, including the new management team. My commitment to you is that we will communicate information about the integration planning regularly and transparently. There is a lot we won’t know for some time so please understand that there are some questions we won’t have answers to right away. What this merger means for team members We believe that our team members will benefit from becoming a stronger regional bank. But until the merger closes, we must continue to operate TCF as an independent company and focus on delivering the expertise and service our customers expect from us. Decisions about the organizational design of the new TCF will be part of the integration planning process and our current management structure remains in place until the close merger closes. How we will keep team members informed This will be a big change for all of us, so I know you have many questions and concerns. We have already developed several resources to help you learn more about Chemical and the merger. These include: • A public website at www.PremierMidwestBank.com with information about the merger, including the press release, a presentation about the benefits of the merger and additional resources. This site is also a place where you can direct customers or clients who have questions. • The “Merger News” Intranet site will serve as a hub for information about the merger and integration planning and a place for you to submit questions. Look for a link on the Home Page of the Intranet beginning later today. We will collect questions and start a process of answering them on a regular basis. • A Q&A document that accompanies this Inside TCF, with additional Q&A available on the “Merger News” Intranet site. • A short video that I recorded, which I invite you to view below. I will also hold an All-Company Meeting on Wednesday, January 30th at 10:00am CT in Minneapolis to share what we’ve communicated about the merger and take your questions. This meeting will be simulcast to other TCF locations, so look for an invitation from me to participate either in person or virtually. This is a transformational opportunity for TCF. I am deeply proud that the dedication, hard work and commitment of our team members has enabled us to reach this moment in our company’s history. I look forward to keeping you updated on our journey. Craig R. Dahl Chairman & Chief Executive Officer Click Here to Watch the Video In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of TCF and Chemical and a Prospectus of Chemical. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/ Prospectus, as well as other filings containing information about TCF and Chemical, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to TCF Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391 by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com, or to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to dennis.klaeser@ChemicalBank.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of TCF and Chemical shareholders in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.

For internal TCF use only. Not for distribution. Frequently Asked Questions about TCF’s Announcement to Merge with Chemical Bank What was announced today? TCF and Chemical have entered into a definitive agreement to combine in an all-stock merger of equals to create a premier Midwest bank that will be strongly positioned to capitalize on market opportunities and broaden the channels and customers it serves. The combined company will have a strong presence in four of the ten top Midwest markets, along with the scale, management depth, broad capabilities and balance sheet to drive growth and superior value creation. How does the merger announcement affect employees and customers? It is business as usual for our employees and our customers. While we announced our intent to merge companies, we will not make any changes until after the deal is closed. Our employees will continue to serve our customers and our customers will continue to bank with us the same way they did prior to the merger announcement. What will be the name of the combined company? Why did you choose that name? The combined company will adopt the TCF name and brand. The TCF brand is recognized nationally and has more than a million customers as compared to roughly 270,000 customers for Chemical. The Chemical brand has only been in place for two years while the TCF brand has been in use for many decades. Where will the combined company be headquartered? The combined company will be headquartered in Detroit, Michigan, the current headquarters of Chemical. We will continue to maintain a significant corporate presence in each of the company’s main markets in Minnesota, Michigan and Illinois. The branch footprint will remain largely intact. Why was it decided to headquarter the merged company in Detroit? TCF and Chemical have a longstanding history of supporting economic development in the communities they serve. In 2018, Chemical moved its headquarters from Midland, Michigan to Detroit and committed to construct a new 20-story landmark tower that will serve as its corporate headquarters. The merged companies plan to honor the commitment to Detroit while continuing our significant presence in Midland, Michigan, Chicago and in the suburbs of Minneapolis, Minnesota. How will the cost savings be distributed across the two companies? Both companies are spending significant amounts of money on technology and improving the customer experience. One major benefit of this transaction is to eliminate significant redundant spending by focusing investments to a single platform. That gives us the best of both companies at a lower cost. Our $180 million run-rate pre-tax cost savings estimate is based on a detailed review of all major functional areas of the business. These saves will be driven by centralized expenses at both companies, including spending on outside contractors. Our normal attrition rate in recent years by itself would contribute a significant portion of the estimated synergies. How many branches will be closed due to this transaction? Do you intend to revisit your footprint, states of operation, or explore any branch optimization plans? The market with the greatest branch overlap is Southeast Michigan, what are your plans for Detroit and SE Michigan? Due to the complementary geographic footprints of the banks, we anticipate there will be limited branch closures. Until integration teams and company leadership do a thorough analysis, it’s too early to say exactly how many. This will roughly double our presence in SE Michigan. We remain committed to Detroit and to growing our presence in that market and in SE Michigan more broadly. Will there be job eliminations? The complementary nature of our businesses is one of the things that attracted us most to this combination. While there will be some redundant positions as a result of combining two public companies, we expect there to be minimal impact to customer-facing employees. While it will be some time before staffing decisions are made, we are committed to providing timely and transparent communications about this transition. Will the combined leadership team be located in Detroit? The holding company will be in Detroit where we have longstanding relationships. We will maintain offices in both Detroit and Minneapolis and have presence in other locations to serve our national customer base. Will Craig Dahl move to Detroit? In building TCF’s national lending business, Craig has routinely traveled across the country to where the customers are. He will continue to do that, as well as spending a significant amount of time in Michigan and Minnesota. How long do you think it will take to integrate the companies? We are committed to an integration process that allows us to take the very best of both TCF and Chemical. We expect the entire process will span a period of 24 months, with key milestones being met along the way. When is the transaction expected to close? The transaction is expected to close towards the end of the third quarter or early in the fourth quarter of 2019 and, until then, TCF and Chemical will continue to operate business-as-usual as two separate companies. In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of TCF and Chemical and a Prospectus of Chemical. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about TCF and Chemical, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/ Prospectus can also be obtained, free of charge, by directing a request to TCF Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391 by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com, or to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to dennis.klaeser@ ChemicalBank.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of TCF and Chemical shareholders in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.